EXHIBIT 11

STANDARD COMMERCIAL CORPORATION COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share and per share information; unaudited)

	Third quarter ended December 31		Nine months ended December 31
	2002	2001	2002	2001
BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$12,054	$6,171	$32,908	$23,269
Discontinued operations	(1,287)	(529)	(2,422)	(2,159)
Extraordinary gain (loss)	(130)	11	17	(6)

Net income applicable to common stock	$10,637	$5,653	$30,503	$21,104

Basic average shares outstanding	13,489,202	13,355,509	13,447,370	13,310,043

From continuing operations	$0.89	$0.46	$2.45	$1.75
Discontinued operations	(0.10)	(0.04)	(0.18)	(0.16)
Extraordinary gain (loss)	—	—	—	—

Net income applicable to common stock	$0.79	$0.42	$2.27	$1.59

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$12,054	$6,171	$32,908	$23,269
Add—after-tax interest expense on 7 1 / 4 % Convertible subordinated debentures	539	614	1,642	1,850

Adjusted income from continuing operations	12,593	6,785	34,550	25,119
Discontinued operations	(1,287)	(529)	(2,422)	(2,159)
Extraordinary gain (loss)	(130)	11	17	(6)

Net income applicable to common stock	$11,176	$6,267	$32,145	$22,954

Basic average shares outstanding	13,489,202	13,355,509	13,447,370	13,310,043
Increase in shares outstanding assuming conversion of 7 1 / 4 convertible subordinated debentures at November 13, 1991	1,533,390	1,746,630	1,556,966	1,754,255
Stock options exercisable	65,645	77,931	75,059	72,130

Diluted average shares outstanding	15,088,237	15,180,070	15,079,395	15,136,428

From continuing operations	$0.83	$0.45	$2.29	$1.66
Discontinued operations	(0.09)	(0.04)	(0.16)	(0.14)
Extraordinary gain (loss)	—	—	—	—

Net income	$0.74	$0.41	$2.13	$1.52

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